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For Immediate Release: Contact: George Maldonado
Director of Proxy Voting Services
(914) 921-7733

For further information please visit
www.gabelli.com

GAMCO Announces Nominees at Cincinnati Bell

GAMCO Asset Management Inc. ("GAMCO"), an affiliate of GAMCO Investors, Inc. (NYSE: GBL), recently announced its intention to nominate directors at the 2018 annual meeting of Cincinnati Bell Inc. ("Cincinnati Bell") (NYSE: CBB).

GAMCO intends to nominate Mr. James Chadwick, Portfolio Manager at Ancora Advisors, LLC, and Mr. Matthew Goldfarb, Managing Member at Southport Midstream Partners LLC, to the board of Cincinnati Bell. Additional nominees for the board may be announced at a later date.

GAMCO, on behalf of its clients, and certain of its affiliates owns approximately 11.0% of the outstanding common stock of Cincinnati Bell.

GAMCO believes Mr. Chadwick and Mr. Goldfarb would add great value to the Board of Directors. GAMCO will provide the company with information regarding its full slate of director nominees.

GAMCO Investors, Inc., through its subsidiaries, manages open-end funds and closed-end funds (Gabelli Funds, LLC) and private advisory accounts (GAMCO Asset Management Inc.).

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Our disclosure and analysis in this press release may contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. In particular, these include statements relating to future actions, future performance and financial results. Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe.

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